March 7, 2019

Sharon M. Leite
Chief Executive Officer, Director
Vitamin Shoppe, Inc.
300 Harmon Meadow Blvd.
Secaucus, New Jersey 07094

       Re: Vitamin Shoppe, Inc.
           Registration Statement on Form S-3
           Filed February 26, 2019
           File No. 333-229883

Dear Ms. Leite:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products
cc:    Christian O. Nagler